

February 22, 2011

Mr. Jack A. Khattar
President and Chief Executive Officer
Supernus Pharmaceuticals, Inc.
1550 East Gude Drive
Rockville, Maryland 20850

> **Re: Supernus Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Amendment no. 1 filed February 8, 2011**
> **File No. 333-171375**

Dear Mr. Khattar:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

General

1. Please note that our comments on your request for confidential treatment will be provided under separate cover. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

2. Please provide updated financial information through the period ended December 31, 2010.

Supernus Pharmaceuticals, Inc., page 1

3. We note the references to your candidates that are in Phases II or III. Please expand the discussion to clarify whether and when an IND was filed with respect to Epliga, SPN-810, and SPN-812. If no INDs were submitted with respect to these candidates, please tell us

why. In addition, please clarify whether the studies are being conducted outside the United States.

4. We note your reference to the filing of an investigational NDA in 2008 pertaining to SPN-809. We also note your reference on page 98 to the open IND for SPN-809. It appears you are using these terms interchangeably. Please use the term IND instead of investigational NDA throughout the filing where applicable to avoid possible confusion with the term new drug application (NDA).

Use of Proceeds, page 45

5. We note your response to comment 17 and reissue the comment. As requested by Item 504 of Regulation S-K, please provide the approximate amount of the proceeds intended to be used for each of the specified intended uses. With respect to allocations to specific pipeline products, please state the stage of develop you expect the additional funding will enable you to attain for each pipeline product. You may reserve the right to change the use of proceeds provided you specifically discuss the contingencies for such reservation and the alternatives to such use in that event are indicated.

Critical Accounting Policies and Estimates
Stock-Base Compensation, page 73

6. Please continue to consider comment numbers 21, 22, and 23 in our letter dated January 19, 2011.

Lender Warrants, page 78

7. You disclose that you issued warrants in connection with the January 2011 financing transaction. Disclose the significant terms of the warrants and how you intend to account for these warrants, specifically addressing the accounting impact of sections 1.8 and 1.9 of your warrant agreement. Please reference for us the authoritative literature you intend to rely upon to support your accounting.

Epliga Development Program, page 91

8. We note the discussion on page 92 concerning the revised protocol you submitted in October 2008 and the absence of further discussions with the FDA regarding the Phase III protocol. Please expand the discussion to state, if true, your intention to proceed with your study design in the absence of further discussion or confirmation from the FDA and the risks of proceeding under these circumstances. To provide context for this discussion, please disclose your understanding of the FDA's normal procedure with respect to responding to SPAs and amended SPAs and, if applicable, why the FDA has not followed its normal practice with respect to the October 2008 SPA.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Iboyla Ignat, Staff Accountant, at (202) 551-3656, or Melissa Rocha, Branch Chief, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Paul M. Kinsella, Esq.
    Ropes & Gray LLP
    Prudential Tower, 800 Boylston Street
    Boston, Massachusetts 02199-3600